

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2022

Ken Minor
Interim Chief Financial Officer
Sonic Foundry, Inc.
222 W. Washington Ave.
Madison, WI 53703

>   **Re: Sonic Foundry, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2021**
>   **File No. 000-30407**

Dear Mr. Minor:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 69

1.   We note in the third paragraph of management's report on internal control over financial reporting you refer to "disclosure controls and procedures", including in your assessment of effectiveness, rather than to "internal control over financial reporting". We assume your disclosures meant to refer to internal control over financial reporting. Please confirm that management did assess and determine internal control over financial reporting was effective at September 30, 2021 and ensure you provide the appropriate language and assessments regarding both disclosure controls and procedures and internal control over financial reporting in annual filings. Refer to Items 307 and 308(a)(3) of Regulation S-K. In addition, we note your Section 302 certifications, filed as exhibits to the Form 10-K, did not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please ensure you provide the appropriate language in all certifications. Refer to Item 601(b)(31)(i) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing